ONE5C

Jul. 29th, 2025

Dear *one5c* community,

It's been a little while since we shared what's happening behind the scenes at Fragment, and a lot has changed. We're reaching out today with an update and a renewed invitation to invest in media that works for its readers.
Over the last few weeks, our industry has faced some headwinds. Google rolled out platform changes that drastically impacted traffic to our ad-driven publication, *The Daily Dot*.

But this only accelerated a truth we already believed: **Ad-based media is broken**—unreliable, unsustainable, and dictated by algorithms.

So we made a bold shift: We restructured to shift full focus to our reader-first model and double down on our strongest titles, *Nautilus* and *one5c*.

Today, this model is showing clear signs of success.

🌍 ***one5c* is growing fast.**

- Now at almost 200,000 free subscribers
- Hundreds of paying members since launching premium in April

This growing community has tremendous upside potential to reach an audience of 25 million people.

📈 ***Nautilus* is taking off.**

- Free subscriptions grew 5x year over year (YoY) to more than **600,000**
- Premium subscriptions are up **85% YoY** to **21,000+**
- Revenue **doubled** in the first half of 2025
- Reach now rivals *Scientific American*

We're seeing clear signals: This is working. At established growth and conversion rates, *Nautilus* could be a high 8-figure business in 5 years.

🎯 **We're scaling a focused media portfolio.**

Our growth strategy is built on offering best-in-class editorial that's worth paying for, delivered through a portfolio of high-trust, high-impact publications.

Nautilus' traction is compelling. Our focus now is on refining the model—tightening conversion, boosting efficiency, and laying the groundwork to extend it across a broader portfolio of niche titles to reach the 145 million Americans willing to pay for great content.

🚀 **Grow with us.**

Every dollar invested today helps us grow a network of reader-first titles with passionate, highly engaged audiences and real communities backing their success.

We're creating media for people, not platforms—built on trust, depth, and intention. And our early success proves that there's a great business in doing so.

We're building something better, and we want you with us.

Our community investment round is still open for reservations on Wefunder, with a limited number of early bird terms left. If you share our conviction in a reader-first model for media, **this is the time to invest. →**

Thank you for believing in what's possible.

—Nicholas

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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ONE5C

Aug. 22nd, 2025

The early bird allocation in our community round is nearly full, and we're taking a final headcount.

We want to make room for every reader who wants to invest in *one5c* at a discounted rate.

Reserve your investment today to make sure you're on the list to get the best terms when we file with the SEC.

Here's why readers are excited to own a piece of the future of journalism:

> *"The growth you've achieved [...] is a testament to the strength of your vision and execution. I'm eager to support Fragment Media's continued expansion and help fuel the future of thoughtful, independent storytelling." —Robert F.*
>
> *"I like the positive aspects of your reporting. I expect the future relationship with the media will change, and Fragment is a direction it will be taking." —James R.*
>
> *"This investment makes me feel like I am investing in a better community and better world that is based on fact not fiction. In addition, I believe in this investment and expect to make good returns." —Abby M.*

Help shape the future of journalism—not just as a reader, but as an owner. **Reserve or increase your stake in Fragment today** to get on the early bird list at a discount!

With gratitude,
Nicholas White
Founder & CEO, Fragment Media

P.S. New to investing or not sure what this all means? Check out the FAQ below.

Investing FAQ

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. We're already seeing success with our premier science publication, *Nautilus*. Our goal is to scale niche titles to reach the 145 million Americans willing to pay for premium news content—a $56 billion market opportunity. Readers are investing to save journalism and be part of a movement that's reimagining media.

What will I get for investing?
This is a chance to purchase shares and own real equity in Fragment, which

This is a chance to purchase shares and own real equity in Fragment, which means your investment could grow over time as our company grows. We expect this to be a priced round, and the full terms will be determined once we file the paperwork with the SEC. Every investment, starting at $250, also unlocks the first investor perk—an invitation to our Annual Shareholder Meeting. Ultimately, our vision is for our readers to be the true beneficiaries of our company and grow with us—as owners and stakeholders.

What does it mean to reserve an investment?
Right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest as we determine investor interest and finalize the terms. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment.

What are early bird terms?
Early bird terms are discounted, preferred terms that reward early investors. We anticipate the discount to be a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed—reserving now means you'll have first access to confirm these terms once our securities paperwork is filed.

How much can I invest?
The average investment size is around $1,200, but you can invest anywhere from $250 up to $250K or more. Every investment gives you an equity stake in a media company with big ambitions and as well as an in-person invitation to our Annual Shareholder Meeting.

How do I reserve my investment?
To make a reservation, follow these steps:

- Visit wefunder.com/fragment/invest
- Enter your desired investment amount
- Enter or confirm your investor information
- Select your payment method
- Click "Fund Reservation"

That's it! You'll be notified once we file with the SEC and it's time to make your investment official.

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ONE 5 C

Questions? Feedback? Contact the editors at one5c@one5c.com.

Our mailing address is:
3112 Windsor Rd, Ste A-391, Austin, TX 78703

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NAUTILUS

Hello *Nautilus* community,

Following our last update, we've seen a surge in investments, with early bird terms in our community round now **more than 90% subscribed**!

Here's what a few of our newest investors had to say:

"Independent, well-researched and well-resourced media are critical for the cohesion of our society." — Christiane R

"I believe in Nautilus's *mission and content. We need to keep supporting quality science writing."* — Sabrina S.

"Serious change needs to happen in USA Media, and I think y'all are on the right path to do so. We need science & fact based information available to all, unencumbered by political influence." — William H.

"Your 'clean' approach relieves the mind & spirit… investing at this critical juncture feels like securing a foothold in community-built infrastructure that may end up being the last bastion standing on grounds of integrity." — J. M. Ackerman

We're honored and more energized than ever to keep building.

A quick reminder:

We've set aside a limited allocation of preferred early bird terms for our readers. Reserving your investment now gives you first access to these terms once we file with the SEC*.

The terms are already 90%+ subscribed, so if you believe the future of media belongs to its readers, now's the time to join!

You can learn more and invest or increase your investment at **wefunder.com/fragment**.

Happy to answer any questions—just reply back!

Excited to build this together.

Nicholas White
Founder & CEO, Fragment Media

**Learn more about what it means to reserve an investment here.*

Legal disclaimer: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NAUTILUS

Our mailing address is:

NautilusNext
3112 Windsor Rd, Ste A-391
Austin, TX, 78703

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NAUTILUS

We recently hosted a live AMA investor webinar to share how we're building a new kind of media company — one that puts readers at the center.

We talked openly about the state of media, why trust has eroded, how we're rebuilding it, and why now is the moment to invest.

Participants also asked some really thoughtful questions — from how we balance sponsorships with reader values, to how we're scaling reader-driven revenue, to how we're keeping editorial integrity at the heart of everything we do.

Catch the full replay here →

If you believe in what we're building, I invite you to reserve your spot in our investment round now. **First access to discounted terms is already 80% subscribed** → **wefunder.com/fragment/invest**

With gratitude,
Nicholas White
Founder & CEO, Fragment

Legal disclaimer: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NAUTILUS

daily dot
web_crawlr

The early response to our community investment round has been incredible. We're so grateful for the support from our readers who believe in Fragment Media's mission—and are backing it with their dollars.

Here's what a few of our reader-investors are saying:

- *"I'm very interested in figuring out how to help journalism recover from its addiction to advertising before it proves fatal." - Ken*
- *"As a society, we don't seem to learn from history so I'm hoping support for ethical media can help." - Leissa*
- *"I am a subscriber to both* one5c *and* Nautilus *and enjoy both. So happy to support the company that runs both of them and help you expand and continue doing great things." - Joshua*

As our round picks up momentum, I wanted to share why we decided to raise capital from our community first.

Most media companies rely on ads—and so have we. But that model has always felt at odds with our position as a public benefit company dedicated to rigorous journalism and authentic connections.

We've been working hard to shift our business to a better, sustainable model for independent media—one that puts readers at the center. We believe, and market research shows, that people are willing to pay for trustworthy, quality content and experiences.

It's already showing signs of success across our titles:

- *Nautilus* subscription starts are up 450% year over year through April.
- *one5c* launched a premium subscription with strong initial sales.

- *Passionfruit* tripled its event revenue so far this year.

We're building a media company where the interests of readers, writers, and shareholders are aligned—in a scalable, profitable model that has real potential to change media and position Fragment as a competitor to the biggest media conglomerates of our time.

By opening the door for you to own an equity stake, we are taking the next step to become truly reader-powered and reader-owned. We have strong conviction in our approach, and just like we work hard to earn your trust, we will work hard to earn a return for our investors. Our legal counsel would remind me that I can't guarantee anything, but I can say with certainty that's what we're aiming for!

All levels of investments are welcome, with a minimum of $250. Each investment gives you shares in Fragment once we file the official paperwork with the SEC, and every investor will also receive an invitation to our Annual Shareholder Meeting, inspired by how Berkshire Hathaway treats their investors.

Join us in building sustainable media—reader-driven, mission-aligned, and built to last.

→ Invest in *The Daily Dot* and Fragment Media

Warmly,
Nicholas White
Founder & CEO, Fragment Media

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

View in browser

NAUTILUS

The early response to our community investment round has been incredible. We're so grateful for the support from our readers who believe in Fragment's mission—and are backing it with their dollars.

Here's what a few of our reader-investors are saying:

- *"I'm very interested in figuring out how to help journalism recover from its addiction to advertising before it proves fatal." - Ken*
- *"As a society, we don't seem to learn from history so I'm hoping support for ethical media can help." - Leissa*
- *"I am a subscriber to both one5c and Nautilus and enjoy both. So happy to support the company that runs both of them and help you expand and continue doing great things" - Joshua*

As our round picks up momentum, I wanted to share why we decided to raise capital from our community first.

Most media companies rely on programmatic ads—and so have we. But that model has always felt at odds with our position as a public benefit company dedicated to rigorous journalism and authentic connections.

We've been working hard to shift our business to a better, sustainable model for independent media—one that puts readers at the center. We believe, and market research shows, that people are willing to pay for trustworthy, quality content and experiences.

It's already showing signs of success:

- *Nautilus* subscription starts are up 450% year over year through April

- *One5c* launched a premium subscription with strong initial sales
- *Passionfruit* tripled its event revenue so far this year

We're building a media company where the interests of readers, writers, and shareholders are aligned—in a scalable, profitable model that has real potential to change the face of media and position Fragment as a competitor to the biggest media conglomerates of our time.

By opening the door for you to own an equity stake in Fragment, we are taking the next step to become truly reader-powered and reader-owned. We have strong conviction in our approach, and just like we work hard to earn your trust, we will work hard to earn a return for our investors. Our legal counsel would remind me that I can't guarantee anything, but I can say with certainty that's what we're aiming for!

All levels of investments are welcome, with a minimum of $250. Each investment gives you shares in Fragment once we file the official paperwork with the SEC, and every investor will also receive an invitation to our Annual Shareholder Meeting, inspired by how Berkshire Hathaway treats their investors.

Join us in building sustainable media—reader-driven, mission-aligned, and built to last.

→ Invest in Fragment

Warmly,
Nicholas White
Founder & CEO, Fragment Media

Legal disclaimer: We are ""testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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ONE 5C

May 5th, 2025

The early response to our community investment round has been incredible. We're so grateful for the support from our readers who believe in Fragment Media's mission—and are backing it with their dollars.

Here's what a few of our reader-investors are saying:

- *"I'm very interested in figuring out how to help journalism recover from its addiction to advertising before it proves fatal." - Ken*
- *"As a society, we don't seem to learn from history so I'm hoping support for ethical media can help." - Leissa*
- *"I am a subscriber to both* one5c *and* Nautilus *and enjoy both. So happy to support the company that runs both of them and help you expand and continue doing great things." - Joshua*

As our round picks up momentum, I wanted to share why we decided to raise capital from our community first.

Most media companies rely on ads—and so have we. But that model has always felt at odds with our position as a public benefit company dedicated to rigorous journalism and authentic connections.

We've been working hard to shift our business to a better, sustainable model for independent media—one that puts readers at the center. We believe, and market research shows, that people are willing to pay for trustworthy, quality content and experiences.

It's already showing signs of success across our titles:

- *Nautilus* subscription starts are up 450% year over year through April.
- *one5c* launched a premium subscription with strong initial sales.
- *Passionfruit* tripled its event revenue so far this year.

We're building a media company where the interests of readers, writers, and shareholders are aligned—in a scalable, profitable model that has real

shareholders are aligned—in a scalable, profitable model that has real potential to change media and position Fragment as a competitor to the biggest media conglomerates of our time.

By opening the door for you to own an equity stake, we are taking the next step to become truly reader-powered and reader-owned. We have strong conviction in our approach, and just like we work hard to earn your trust, we will work hard to earn a return for our investors. Our legal counsel would remind me that I can't guarantee anything, but I can say with certainty that's what we're aiming for!

All levels of investments are welcome, with a minimum of $250. Each investment gives you shares in Fragment once we file the official paperwork with the SEC, and every investor will also receive an invitation to our Annual Shareholder Meeting, inspired by how Berkshire Hathaway treats their investors.

Join us in building sustainable media—reader-driven, mission-aligned, and built to last.

→ Invest in *one5c* and Fragment Media

Warmly,
Nicholas White
Founder & CEO, Fragment Media

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ONE 5 C

Questions? Feedback? Contact the editors at one5c@one5c.com.

Our mailing address is:
3112 Windsor Rd, Ste A-391, Austin, TX 78703

passionfruit

CREATOR NEWSLETTER

May 16, 2025

The early response to our community investment round has been incredible. We're so grateful for the support from our readers who believe in Fragment Media's mission—and are backing it with their dollars.

Here's what a few of our reader-investors are saying:

- *"I'm very interested in figuring out how to help journalism recover from its addiction to advertising before it proves fatal." - Ken*
- *"As a society, we don't seem to learn from history so I'm hoping support for ethical media can help." - Leissa*
- *"I am a subscriber to both one5c and Nautilus and enjoy both. So happy to support the company that runs both of them and help you expand and continue doing great things." - Joshua*

As our round picks up momentum, I wanted to share why we decided to raise capital from our community first.

Most media companies rely on ads—and so have we. But that model has always felt at odds with our position as a public benefit company dedicated to rigorous journalism and authentic connections.

We've been working hard to shift our business to a better, sustainable model for independent media—one that puts readers at the center. We believe, and market research shows, that people are willing to pay for trustworthy, quality content and experiences.

It's already showing signs of success across our titles:

- *Nautilus* subscription starts are up 450% year over year through April.
- *one5c* launched a premium subscription with strong initial sales.
- *Passionfruit* tripled its event revenue so far this year

- *Passionfruit* tripled its event revenue so far this year.

We're building a media company where the interests of readers, writers, and shareholders are aligned—in a scalable, profitable model that has real potential to change media and position Fragment as a competitor to the biggest media conglomerates of our time.

By opening the door for you to own an equity stake, we are taking the next step to become truly reader-powered and reader-owned. We have strong conviction in our approach, and just like we work hard to earn your trust, we will work hard to earn a return for our investors. Our legal counsel would remind me that I can't guarantee anything, but I can say with certainty that's what we're aiming for!

All levels of investments are welcome, with a minimum of $250. Each investment gives you shares in Fragment once we file the official paperwork with the SEC, and every investor will also receive an invitation to our Annual Shareholder Meeting, inspired by how Berkshire Hathaway treats their investors.

Join us in building sustainable media—reader-driven, mission-aligned, and built to last.

→ Invest in *Passionfruit* and Fragment Media

\- **Nick White**, *CEO and Founder at Fragment Media*

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

passionfruit

CREATOR NEWSLETTER

May 8, 2025

Media is broken—and it's time for something better. As James mentioned earlier this week, we're inviting our readers to take the next step with us and build a sustainable future for media.

For the first time, you can become an owner of *Passionfruit* through Fragment's community investment round on Wefunder. This is your chance to join the fight against sensationalism and algorithm-chasing, and own an equity stake in a reader-first media platform redefining how content connects with its audience.

At Fragment, we want to put even more power in your hands so that authentic, intentional content can reclaim its place at the heart of media. With over 1.1M free subscribers and 20,000 paying members — and a total addressable market of 145M+ U.S. adults willing to pay for premium content — we're just getting started.

Right now, *Passionfruit* and Fragment readers have exclusive access to a limited allocation of early bird terms - but space is limited, and we expect them to move fast.

Secure your stake and unlock investor perks starting at $250 → Learn more and invest now

Let's build this together.

- **Nick White**, *CEO and Founder at Fragment Media*

FREQUENTLY ASKED QUESTIONS

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own an equity stake in Fragment, which means that your investment could grow over time as our company grows. With an equity investment in a private company, investors can earn a return if the company is sold, goes public, or exits at a higher valuation than today.

Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed—reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy—simply create an account and follow the steps at wefunder.com/fragment/invest.

---

daily dot
web_crawlr

We have big news.

Our community investment round is now open!

At the *Daily Dot*, we're all about insightful coverage of internet culture and the digital world. As part of Fragment Media Group, we're also part of something much bigger—a movement to put readers back at the center of media.

For the first time, we're inviting our readers to become owners in the *Daily Dot* through Fragment's community investment round. This is your chance to own a financial stake in a reader-first media platform that's redefining how content connects with its audience.

Right now, *Daily Dot* and Fragment readers have exclusive access to a limited allocation of early bird terms.

With over 1.1M free subscribers and 20,000 paying members—and a total addressable market of 145M+ U.S. adults willing to pay for premium content—we're just getting started.

Join a growing community of early investors in backing one of the fastest-growing media companies in America, and be part of the future of reader-owned, reader-driven media!

Secure your early bird terms and unlock investor perks starting at $250 → **Invest now**.

Let's build this together,
Nicholas White

Frequently Asked Questions

Why should I invest?

Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own a financial stake in Fragment, which means that your investment could grow over time as our company grows. Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed — reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy - simply create an account and follow the steps at wefunder.com/fragment/invest.

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

3112 Windsor Rd, Ste A-391
Austin, TX, 78703

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NAUTILUS

We have big news.

Our community investment round is now open!

We believe media should challenge, inform, and inspire. We think journalism should serve readers above all else. As part of Fragment Media Group, *Nautilus* is pioneering a reader-first business model that ensures we will do just that.

For the first time, we're inviting our readers to become owners in *Nautilus* through Fragment's community investment round on Wefunder. This is your chance to own an equity stake in a reader-first media platform that's redefining how content connects with its audience.

With more than 1.1M free subscribers and 20,000 paying members—and a total addressable market of 145M+ U.S. adults willing to pay for premium content—we're just getting started.

Join a growing community of early investors in backing one of the fastest-growing media companies in America, and be part of the future of reader-owned, reader-driven media.

Right now, *Nautilus* and Fragment readers have exclusive access to a limited allocation of early bird terms—but space is limited, and we expect them to move fast.

Secure your stake and unlock investor perks starting at $250 → Invest now.

Let's build this together,
Nicholas White
CEO and Founder, Fragment Media

Frequently Asked Questions

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own an equity stake in Fragment, which means that your investment could grow over time as our company grows. With an equity investment in a private company, investors can earn a return if the company is sold, goes public, or exits at a higher valuation than today.

Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed—reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy - simply create an account and follow the steps at wefunder.com/fragment/invest.

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NAUTILUS

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ONE 5 C

May 5th, 2025

We have big news.

Our community investment round is now open!

As part of Fragment Media Group, *one5c* is committed to fighting sensationalism and clickbait while making sustainability practical, accessible, and empowering—no greenwashing, no guilt trips.

For the first time, we're inviting our readers to become owners in *one5c* through Fragment's community investment round on Wefunder. This is your chance to own an equity stake in a reader-first media platform that's redefining how content connects with its audience.

With more than 1.1M free subscribers and 20,000 paying members—and a total addressable market of 145M+ U.S. adults willing to pay for premium content—we're just getting started.

Join a growing community of early investors in backing one of the fastest-growing media companies in America, and be part of the future of reader-owned, reader-driven media.

Right now, *one5c* and Fragment readers have exclusive access to a limited allocation of early bird terms.

Secure your stake and unlock investor perks starting at $250 → Invest now.

Let's build this together,
Nicholas White
CEO and Founder, Fragment Media

Frequently Asked Questions

Is this different from the *one5c* Premium Membership you all emailed me about last week?

Yes. This is a crowdfunding campaign, in which we're offering the opportunity to invest in Fragment Media, one5c's parent company. A Premium Membership in one5c gets you

Fragment Media, *one5c*'s parent company. A Premium Membership in *one5c* gets you special member benefits—but no ownership stake in Fragment.

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own an equity stake in Fragment, which means that your investment could grow over time as our company grows. With an equity investment in a private company, investors can earn a return if the company is sold, goes public, or exits at a higher valuation than today.

Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed—reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy - simply create an account and follow the steps at wefunder.com/fragment/invest.

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ONE 5 C

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ONE 5 C

May 5th, 2025

Exciting news: *one5c* and Fragment Media's community investment round is now open!

Because you were among the first to express interest, you have priority access to a limited allocation of early bird terms.

We're opening the round to all of Fragment's readers across our 4 titles in the next few days, so now is the time to get in.

If you have any questions at all, check out the FAQs below and don't hesitate to reply back.

Secure your early bird terms and join us in redefining reader-first media → **wefunder.com/fragment**.

Warm regards,
Nicholas White
Founder & CEO, Fragment Media

FAQs

Is this different from the *one5c* Premium Membership you all emailed me about last week?
Yes. That is a crowdfunding campaign, in which we're offering the opportunity to invest in Fragment Media, *one5c*'s parent company. A Premium Membership in *one5c* gets you special member benefits—but no ownership stake in Fragment.

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own an equity stake in Fragment, which means that your investment could grow over time as our company grows. With an equity investment in a private company, investors can earn a return if the company is sold, goes public, or exits at a higher valuation than today.

Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed—reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy - simply create an account and follow the steps at wefunder.com/fragment/invest

---

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ONE 5 C

FRAGMENT

Hello,

I wanted to personally follow up on your interest in investing in Fragment Media.

Right now, you have priority access to a limited allocation of early bird terms. We're opening the allocation to all of Fragment's readers across our 4 titles in the next few days, and I want to make sure you don't miss out!

If you have any questions at all, check out the FAQs below and don't hesitate to reply back.

Secure your early bird terms and join us in redefining reader-first media → **wefunder.com/fragment**

Warm regards,
Nicholas White
Founder & CEO, Fragment Media

Frequently Asked Questions

Why should I invest?
Media is broken, and we're building the fix. Fragment is a reader-first media company intent on doing what ad-based models can't: prioritizing trust, in-depth content, and community. Our member-driven revenue model is already scaling across award-winning brands with 1.1M subscribers and over 20K paying members. Now, we're inviting our readers to invest in the future of intentional media.

What will I get for investing?
A community round is primarily a chance to own a financial stake in Fragment, which means that your investment could grow over time as our company grows. Note that right now we are in the "testing the waters" phase of our campaign, which means you can make a reservation to invest. Once we file the official paperwork with the SEC, you'll get to review more of our financials and confirm your investment. Please visit our campaign page to view the investment terms.

What are early bird terms?
Early investors get a 10% discount on the pre-money valuation for our priced round. These terms are extremely limited and not guaranteed — reserving now means you'll have the first shot at locking them in once our paperwork is filed and the round officially

have the first shot at locking them in once our paperwork is filed and the round officially opens.

How much can I invest?
Investments start at $250 and go up to $250K or more. An investment of $250 allows you to own an equity stake and unlock the first investor perk, an invitation to our Annual Shareholder Meeting. Learn more about investor perks on our Wefunder campaign page.

What is Wefunder?
Wefunder is the leading platform for online private fundraising with a network of over 1 million investors and $770M+ raised across 3,445 companies. Wefunder makes investing easy - simply create an account and follow the steps at wefunder.com/fragment/invest

---

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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NAUTILUS

Thank you again for expressing interest in investing in *Nautilus* and Fragment Media Group—and our mission to create the very best, reader-first journalism.

Your priority access to invest is now open!

As a valued *Nautilus* reader, you know the importance of the highest-quality work. Now, you're also among the first to back a movement of like-minded publications that prioritize trustworthy, thoughtful media.

Priority access is limited, and this is your chance to get in early and be part of something big. As a refresher, Fragment has been listed by Inc. 5000 as the #20 fastest-growing media company, and among our four popular titles, we have 1M+ subscribers and more than 18K paying members--and growing.

If you have any questions or want to discuss further, please reply to this email.

Thank you for being part of our dedicated community as we create an even bigger future for *Nautilus* and for journalism.

Secure your investment now at **wefunder.com/fragment**.

Let's build this together,
Nicholas White
Founder & CEO, Fragment Media

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NAUTILUS

daily dot
web_crawlr

Thank you again for expressing interest in investing in Fragment Media Group and our mission to redefine reader-first media.

Your priority access to invest in Fragment is open!

You're among the first to invest in a reader-first media platform that's redefining how content connects with its audience.

Secure your investment now at **wefunder.com/fragment**

Priority access is limited, and this is your chance to get in early and be part of something big.

If you have any questions or want to discuss further, just reply to this email.

Let's build this together,
Nick White
Founder & CEO, Fragment Media

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Nautilus Magazine
3,443 followers
6d • Edited •

+ Follow ···

We have big news — our community investment round on **Wefunder** is now open! 🚀

For the first time ever, anyone can invest in Nautilus and help shape the future of reader-first, reader-trusted, and reader-owned media.
We believe media should challenge, inform, and inspire. As part of **Fragment Media Group** (an @Inc. 5000 fastest-growing media company), Nautilus is pioneering a reader-first approach — and now, you can own a stake in our mission.
🔗 Learn more & invest today, starting at $250 → **https://lnkd.in/eXh985S3**

Legal disclosure in the comments below! 👇

Were they paying for the paper or the coverage?

5 · 1 comment

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Nautilus Magazine 5d ···
3,443 followers

Right now, this is simply a reservation to invest. You will have a chance to confirm funds once the round officially opens. Read the full legal disclosure here-> **https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure**

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

Like | Reply

Fragment Media Group
9,307 followers
5d

+ Follow ···

Fragment Media is passionately reader-first, and now we are taking this commitment to a new level: we are launching a community investment round on Wefu

Captured screenshot

As one c e subscribers and 20,000 paying members — and a total addressable market of 145M+ U.S. adults willing to pay for premium content — we're just getting started.

We're committed to building a media ecosystem that delivers high-quality, trustworthy journalism across Nautilus Magazine, The Daily Dot, one5c, and Passionfru.it. Now, our readers can own a piece of it and be part of our growth.
Want to be part of the reader-driven revolution?
🔗 Learn more & invest today, starting at $250 → wefunder.com/fragment

Legal disclosure in the comments below! 👇

Were they paying for the paper or the coverage?

4 · 1 comment · 2 reposts

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Fragment Media Group Author · 5d
9,307 followers

See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure.
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

Like | Reply

Passionfruit
758 followers
6d • Edited •

+ Follow ···

BIG news — our community investment round on Wefunder is now open! 🚀

For the first time ever, anyone can invest in Passionfruit and help shape the future of creator-first, creator-trusted, and creator-owned media.
We're the go-to source for honest insights into the creator economy, and now, we're putting the power in your hands. As part of Fragment Media Group—an @Inc. 5000 fastest-growing media company — we're fighting sensationalism and clickbait media so that authentic, intentional journalism can reclaim its place at the heart of media.
🔗 Learn more & invest today, starting at $250 → [wefunder.com/fragment]

Legal disclosure in the comments below! 👇



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Passionfruit — 5d ···
758 followers

See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

Like | Reply

one5c
925 followers
4d ·

+ Follow

We have big news — our community investment round on Wefunder is now open! 🚀

For the first time ever, anyone can invest in one5c and help shape the future of reader-first, reader-trusted, and reader-owned media.
As part of Fragment Media Group, an @Inc. 5000 fastest-growing media company, we're committed making sustainability practical, accessible, and empowering—no greenwashing, no guilt trips. Now, you can own a stake in our mission.
🔗 Learn more & invest today, starting at $250 → [wefunder.com/fragment]

Legal disclosure in the comments below! 👇


Were they paying for the paper or the coverage?
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Congrats! 🎉 | Absolutely amazing | Big thanks for sharing | Lov

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one5c
925 followers
39m

See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicit

Like | Reply